Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 070
Fax. +358 9 2520 5001
http://www.F-Secure.co


03024364


F-SECURE®


SEC MAIL PROCESSING
RECEIVED
JUL 07 2003
WASH. D.C. 155 SECTION

82-5035
SUPPL

FOR RELEASE June 24, 2003

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

EMF Chooses F-Secure Anti-Virus for its Managed Email Filtering Services

EMF Systems, the email filtering specialist ASP, is to deploy F-Secure's Anti-Virus solution to deliver malware-free email services to its 650,000 users. F-Secure will be EMF's main antivirus solution partner for its core email filtering and management services.

EMF will deploy F-Secure Anti-Virus on its three key email management services: EMF Enterprise, EMF ISP and EMF Soho. These services filter subscribers' emails for viruses, malware, pornographic and offensive content, and also block Spam, optimising email efficiency for users without the need to deploy separate anti-virus or email filtering software. According to EMF, its services are capable of handling tens of millions of emails per day with complete transparency to the user.

EMF chose F-Secure Anti-Virus because of F-Secure's use of multiple virus scanning engines, which enhances detection rates, and for the ease of updating virus signatures and management using F-Secure Policy Manager, an advanced central administration tool.

Neil Hammerton, managing director of EMF Systems commented: "F-Secure's solution has the manageability and antivirus capabilities we need to provide 100% reliable scanning services to our customers. It is now easier than ever to exchange information and the big challenge is to ensure that this information is free of any kind of damaging content."

Jason Holloway, UK country manager for F-Secure said: "EMF provides complete email filtering solutions, and we are very pleased to be delivering the antivirus element of the service. Centralised services such as these are key to reducing the risks of malicious code and unsuitable email content."

EMF's email management services can be tailored to subscribers' individual needs, and deliver comprehensive reports of email traffic that has been blocked or intercepted.

All new subscribers to EMF's services customers will be protected by F-Secure Anti-Virus. Existing customers will move to the F-Secure solution upon renewal of their service agreements.

About F-Secure Corporation

F-Secure Corporation is the leading provider of centrally managed security solutions for the mobile enterprise. The company's award-winning products include antivirus, file encryption and network security solutions for major platforms from desktops to servers and from laptops to handhelds. Founded in 1988, F-Secure has been listed on the Helsinki Exchanges since November 1999. The company is headquartered in Helsinki, Finland, with the North Amercan headquarters in San Jose, California, as well as offices in Germany, Sweden, Japan and the United Kingdom and regional offices in the USA. F-Secure is supported by a network of value added resellers and distributors in over 90 countries around the globe. Through licening and distribution agreements, the company's security applications are available for the products of the leading handheld equipment manufacturers, such as Nokia and HP.

About EMF Systems

EMF Systems' email management services filter tens of millions of emails per day for viruses, malware, pornographic and offensive content, and also block Spam, optimising email efficiency for users without the need to deploy separate anti-virus or email filtering software.

For more information about EMF, call +44 8700 141 7070 or visit www.emf-systems.com

For more information, please contact:

Nicola Rix, Marketing Manager
F-Secure UK Ltd
14, Avenue Business Park
Elsworth Cambridge
CB3 8HY United Kingdom
Tel. +44 1223 47 88 00
Fax: +44 1223 47 88 01
Email: Nicola.Rix@F-Secure.com

Media contact in the USA:
F-Secure Inc.
Heather Deem
675 N. First Street, 5th Floor
San Jose, CA 95112
Tel. +1 408 350 2178
Fax: +1 408 938 6701
Email: Heather.Deem@F-Secure.com

www.F-Secure.com

EMF Systems
Tel. +44 8700 141 7070
Fax: +44 1959 561 032
Email: info@emf-systems.com

www.emf-systems.com

Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.F-Secure.com


F-SECURE®


SEC MAIL PROCESSING
RECEIVED
JUL 07 2003
WASH. D.C. 155 SECTION

FOR RELEASE June 16, 2003

Finnish Parliament switches to F-Secure Anti-Virus

Helsinki, Finland, May 15, 2003 - F-Secure Corporation (HEX: FSC) has been chosen the supplier of antivirus products by the Finnish Parliament. According to a recent agreement, F-Secure will provide antivirus products to the Parliamentary representatives and their assistants, to the functionaries in the Parliamentary offices, to the office of the Parliamentary Ombudsman and to the State Auditors. The antivirus program protects both workstations and servers. The speed of the virus signature updates, the availability of technical support and the high level of expertise were also decisive factors in the choice of F-Secure.

"The need for data security grew when the representatives were provided with home computers. E-mail volume has also grown exponentially and the means of reading them has diversified. Data is sought and gathered more and more from the Internet. We wanted a dependable supplier with fast signature updating for all the equipment we use, from desktop computers to PDAs," says Juha Suomalainen, IT manager at the Parliament.

"Equipment is used at the Parliament in diverse ways, irrespective of time and place. Therefore, virus signature updates must arrive automatically, wherever and whenever work is done. Because of the centralized management of our products, the real time distribution of signature updates is ensured. Furthermore, IT security profiles can be modified if needed, and warnings of deviation distributed," comments Timo Savolainen, Country Manager, Finland.

F-Secure Anti-Virus for Workstations will be installed to protect desktop computers and laptops both in the office, during traveling and at home. F-Secure Anti-Virus for Windows Servers ensures that malware does not spread in the data network even if when an employee connects to the Internet from an infected computer.

About F-Secure

F-Secure Corporation is the leading provider of centrally managed security solutions for the mobile enterprise. The company's award-winning products include antivirus, file encryption and network security solutions for major platforms from desktops to servers and from laptops to handhelds. Founded in 1988, F-Secure has been listed on the Helsinki Exchanges since November 1999. The company is headquartered in Helsinki, Finland, with the North American headquarters in San Jose, California, as well as offices in Germany, Sweden, Japan and the United Kingdom and regional offices in the

USA. F-Secure is supported by a network of value added resellers and distributors in over 90 countries around the globe. Through licensing and distribution agreements, the company's security applications are available for the products of the leading handheld equipment manufacturers, such as Nokia and HP.

For more information, please contact:

Finland:
F-Secure Corporation
Timo Savolainen, Country Manager, Finland
PL 24, FIN-00181 Helsinki
Tel +358 9 2520 5350
Fax. +358 9 2520 5004
Mobile: +358 40 838 6662
E-mail Timo.Savolainen@F-Secure.com

Media contact in the USA:
F-Secure Inc.
Heather Deem
675 N. First Street, 5th Floor
San Jose, CA 95112
Tel +1 408 350 2178
Fax +1 408 938 6701
E-mail Heather.Deem@F-Secure.com

Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.F-Secure.com


F-SECURE®


SEC MAIL PROCESSING
RECEIVED
JUL 07 2003
WASH, D.C.
155
SECTION

FOR RELEASE June 10, 2003

F-Secure delivers information security to Alma Media

Helsinki, Finland, June 10, 2003 - F-Secure Corporation (HEX: FSC) will provide the F-Secure Anti-Virus Total Suite product family to the Alma Media Group, a large media concern in Finland. The product family includes all antivirus solutions needed for protecting desktop and laptop computers, file and e-mail servers and gateways of the Group. The delivery covers all units of the Group in Finland, from Group management to newsprinting houses and TV program production.

"Due to the action concept of a media concern, the Internet connections are continuously in use, and verification of incoming Internet traffic is important. To ensure the journalists' freedom of action, Internet traffic cannot be filtered on the basis of content, making it imperative that protection against malware is 100 % effective and always up-to-date," says Risto Nieminen, IT expert at Alma Media Group. "TV programs and newspaper production might encounter unpleasant breaks, if the system is not properly protected. All the image and news material is transferred electronically between the various offices as well as internationally, which makes our operations highly dependent on data transfer efficiency," Nieminen continues.

"F-Secure has cooperated for several years already with Alma Media, and together we have been able to determine all the possible information security risks and develop a functioning data security solution to cover all eventualities. A fast-paced company in the media business must always function in real time, making it more important than ever that the information security solutions are user-friendly and their value measurable. With the F-Secure Anti-Virus Total Suite product family, antivirus products can be distributed and updated wholly automatically. Furthermore, the family can be centrally managed and controlled," says Timo Savolainen, director of Finnish operations at F-Secure.

About F-Secure

F-Secure Corporation is the leading provider of centrally managed security solutions for the mobile enterprise. The company's award-winning products include antivirus, file encryption and network security solutions for major platforms from desktops to servers and from laptops to handhelds. Founded in 1988, F-Secure has been listed on the Helsinki Exchanges since November 1999. The company is headquartered in Helsinki, Finland, with the North American headquarters in San Jose, California, as well as offices in Germany, Sweden, Japan and the United Kingdom and regional offices in the USA. F-Secure is supported by a network of value added resellers and distributors in

over 90 countries around the globe. Through licensing and distribution agreements, the company's security applications are available for the products of the leading handheld equipment manufacturers, such as Nokia and HP.

About Alma Media Corporation

Alma Media is a media company listed on the Helsinki Exchanges. The Group's main businesses are newspaper publishing, production and distribution of business information, television and radio broadcasting, and media services. The Group's top brands are Finland's most popular TV channel MTV3, and Finland's most popular commercial radio station Radio Nova, the leading business medium Kauppalehti, the leading newspaper in the Tampere region Aamulehti and the growing afternoon paper Iltalehti. Net sales were 486 million euros in 2002 and the Group has 4,000 employees including 1,500 part-time delivery staff. The company's President and CEO is Juho Lipsanen.

For more information, please contact:

Media contact in the USA:
F-Secure Inc.
Heather Deem
675 N. First Street, 5th Floor
San Jose, CA 95112
Tel +1 408 350 2178
Fax +1 408 938 6701
E-mail Heather.Deem@F-Secure.com

Finland:
F-Secure Corporation
Timo Savolainen, Country Manager, Finland
PL 24, FIN-00181 Helsinki
Tel +358 9 2520 5350
Fax. +358 9 2520 5004
Mobile: +358 40 838 6662
E-mail Timo.Savolainen@F-Secure.com

http://www.F-Secure.com/